PROSPECTUS SUPPLEMENT DATED MAY 27, 2003 TO PROSPECTUS DATED MAY 2, 2003

This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101434

COEUR D’ALENE MINES CORPORATION

647,966 SHARES OF COMMON STOCK

        Houlihan Lokey Howard & Zukin Capital (“Houlihan Lokey”), one of the parties included in the prospectus dated May 2, 2003 as a Selling Securityholder, transferred its 647,966 shares of our common stock to HLHZ Investments, LLC, an affiliate of Houlihan Lokey. The 647,966 shares of common stock included in the prospectus dated May 2, 2003 will be offered for the account of HLHZ Investments, LLC.

      The shares of common stock described in this prospectus supplement are being offered for sale from time to time by one of our shareholders who acquired the shares in a private transaction with us in March 2003. The selling shareholder will receive all of the proceeds from any sales. We will not receive any of the proceeds.

      The selling shareholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

      The selling shareholder will pay all brokerage fees and commissions and similar sales-related expenses. We paid all other costs, fees and expenses relating to the registration of the shares with the Securities and Exchange Commission.

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE.” On May 23, 2003, the last reported sale price for our common stock on the New York Stock Exchange was $1.39 per share.

       Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the accompanying prospectus and contained in the “Business” section of our filings with the SEC.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated May 27, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT
SELLING SHAREHOLDER
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
RISK FACTORS
DESCRIPTION OF 9% NOTES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT	S-2
SELLING SHAREHOLDER	S-3
LEGAL MATTERS	S-3
EXPERTS	S-3
PROSPECTUS
ABOUT THIS PROSPECTUS	1
THE COMPANY	2
USE OF PROCEEDS	4
RATIO OF EARNINGS TO FIXED CHARGES	5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	6
RISK FACTORS	6
DESCRIPTION OF 9% NOTES	18
DESCRIPTION OF DEBT SECURITIES	33
DESCRIPTION OF WARRANTS	39
DESCRIPTION OF CAPITAL STOCK	41
SELLING SECURITYHOLDERS	43
PLAN OF DISTRIBUTION	46
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS	48
LEGAL MATTERS	57
EXPERTS	57
WHERE YOU CAN FIND MORE INFORMATION	57
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	57

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering and is a supplement to the accompanying prospectus. A description of our capital stock is contained in the accompanying prospectus.

      Please read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus together with the additional information described under the section entitled “Where You Can Find More Information” in the accompanying prospectus, and the section entitled “Risk Factors” in the accompanying prospectus before you make an investment decision.

S-2

SELLING SHAREHOLDER

      The following table sets forth information relating to the selling shareholder’s beneficial ownership of our common stock.

	Shares/Percentage		Shares/Percentage
	of Common Stock		of Common Stock
	Beneficially Owned	Shares of Common	Beneficially Owned
Selling Shareholder	Prior to Offering	Stock Being Offered	After Offering(1)

HLHZ Investments, LLC	647,966/0.4%	647,966	0/0%

(1)	The shares in the “Shares/ Percentage of Common Stock Beneficially Owned After Offering” column assumes that the maximum number of shares that may be sold listed in the previous column are actually sold in the offering.

      All expenses incurred in connection with the registration of the shares of common stock owned by the selling shareholder will be borne by us; provided that we will not be obligated to pay any underwriting fees, discounts or commissions in connection with such registration.

Material Relationships with Houlihan Lokey

      Houlihan Lokey Howard & Zukin Capital (“Houlihan Lokey”) performed certain investment banking and advisory services for us in connection with the issuance of our 9% Convertible Senior Subordinated Notes due February 26, 2007. The shares of common stock registered hereunder for resale by HLHZ Investments, LLC, an affiliate of Houlihan Lokey, were received by HLHZ Investments, LLC in partial payment for financial advisory services provided to us by Houlihan Lokey.

LEGAL MATTERS

      The legality of the common stock offered hereby has been passed upon for us by William F. Boyd.

EXPERTS

      The financial statements incorporated by reference in the accompanying prospectus, to the extent and for the periods indicated in their reports, have been audited by KPMG LLP, independent public accountants, and are included therein in reliance upon the authority of said firms as experts in giving said reports.

S-3

PROSPECTUS

$125,000,000

COEUR D’ALENE MINES CORPORATION

COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES

AND
WARRANTS TO PURCHASE THE ABOVE SECURITIES

44,379,870 SHARES OF COMMON STOCK AND $37,185,000

9% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE
FEBRUARY 26, 2007 OFFERED BY SELLING SECURITYHOLDERS

        This prospectus provides a general description of the debt securities, preferred stock, common stock and warrants we may offer from time to time with an aggregate public offering price of up to $125,000,000. In addition, up to 44,379,870 shares of our common stock and $37,185,000 aggregate principal amount of our 9% Convertible Senior Subordinated Notes due February 26, 2007 may be sold from time to time in one or more offerings pursuant to the registration statement of which this prospectus forms a part by the persons named in the “Selling Securityholders” section of this prospectus. We will not receive any proceeds from sales of shares of common stock or 9% notes by the selling securityholders. Each time we or the selling securityholders sell securities, we will provide, if required, a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement, if any

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE.”

       Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 and contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 2, 2003

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applied.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This prospectus “incorporates by reference” certain reports we file with the Securities and Exchange Commission, which means that we can disclose important information by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. The aggregate offering prices of all securities that may be sold by us under this prospectus will not exceed $125,000,000. Of that amount, we may sell any combination of the securities described in this prospectus from time to time.

      The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may include guarantees of the debt securities by some or all of our subsidiaries;

•	preferred stock;

•	common stock; and

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

      We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock. This prospectus provides a general description of the securities that may be offered.

      In addition, up to 44,379,870 shares of our common stock and $37,185,000 aggregate principal amount of our 9% Convertible Senior Subordinated Notes due February 26, 2007, which we refer to as our “9% notes”, may be sold from time to time in one or more offerings by the selling securityholders. See “Selling Securityholders.” We will not receive any proceeds from sales of shares of common stock or 9% notes by the selling securityholders.

      In connection with the initial purchase and sale of the 9% notes and common stock to the persons listed under the heading “Selling Securityholders,” we entered into agreements with such persons in which we agreed, at our sole expense, to file a registration statement with the SEC relating to resales of such securities. Copies of the form of registration rights agreement entered into by the initial purchasers of the 9% notes, the registration rights agreement entered into by Houlihan, Lokey, Howard and Zukin and the shareholders agreement entered into by Asarco Incorporated have been filed as exhibits to the registration statement of which this prospectus forms a part.

      Each time we or the selling securityholders sell securities pursuant to this prospectus, to the extent required by applicable law, we will describe in a prospectus supplement, which we or the selling securityholders will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information, to the extent applicable:

•	the type and amount of securities proposed to be sold;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we or they will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

      In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

General

      Coeur d’Alene Mines Corporation is the world’s largest primary silver producer and is engaged through its subsidiaries in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska) and South America (Bolivia, Chile and Argentina). In 2001, we produced approximately 10.9 million ounces of silver and approximately 96,000 ounces of gold. In 2002, we produced approximately 14.8 million ounces of silver and 117,000 ounces of gold.

      Our principal silver mines are located in Nevada (the Rochester Mine), in the Silver Valley region of northern Idaho (the Galena Mine), in southern Chile (the Cerro Bayo Mine) and in Argentina (the Martha Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and in Alaska (the Kensington Property). We also control promising properties with significant silver exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan, Canada and the United States.

      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511.

The 9% Notes

      The following is not intended to be complete. For a more detailed description of the 9% notes, see “Description of 9% notes.”

Securities	$37,185,000 aggregate principal amount of 9% Convertible Senior Subordinated Notes due February 26, 2007.

Issuer	Coeur d’Alene Mines Corporation

Maturity	February 26, 2007

Interest	Interest on the 9% notes is payable in cash, common stock, or a combination of cash and stock, at our option, at a rate of 9% per year, payable on August 15 and February 15 each year. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the volume weighted average price per share of our common stock for the five trading days immediately preceding the second trading day prior to the interest payment date.

Conversion:	The 9% notes are convertible at any time prior to the maturity date at an initial conversion price of $1.6014 per share subject to adjustment.

Automatic conversion	We may elect to automatically convert the 9% notes at any time prior to maturity if the closing price of our common stock exceeds 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within three business days of our giving notice of such automatic conversion.

Interest make-whole provision	If an automatic conversion occurs prior to maturity of the 9% notes, we will make a payment to holders in common stock, equal to the greater of $180 and the interest that would have accrued through the remaining time to maturity for each $1,000 principal amount of 9% notes. The shares of common stock will be valued at the volume weighted average price per share of our common stock for the five trading days immediately preceding the day of our giving notice of such automatic conversion. We may be limited by the rules and regulations of the New York Stock Exchange from issuing shares of our common stock for such purposes. If we are so limited, we will make such payment in whole or in part in cash.

Voluntary Conversion	If holders elect to convert their 9% notes prior to maturity of the notes and prior to notice of automatic conversion, we will make a payment to holders in common stock, equal to the greater of $180 and the interest that would have accrued through the remaining time to maturity for each $1,000 principal amount of 9% notes. The shares of common stock will be valued at the volume weighted average price per share of our common stock for the five trading days immediately preceding the day that notice of voluntary conversion is given by the holders. We may be limited by the rules and regulations of the New York Stock Exchange from issuing shares of our common stock for such purposes. If we are so limited, we will make such payment in whole or in part in cash.

Ranking	The 9% notes rank equally with the Company’s existing 13 3/8% Convertible Senior Subordinated Notes due 2003, are senior in right of payment to the Company’s 6 3/8% Convertible Subordinated

Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 and are junior in right of payment to our senior debt.

Optional redemption	We may redeem the 9% notes on or after August 26, 2003, in whole or in part, on not less than 30, but no more than 40 days’ notice, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date.

Repurchase at option of holders	Holders may require us to repurchase all or part of their 9% notes upon a change in control (as defined) at a repurchase price equal to 100% of the outstanding principal amount of the 9% notes being redeemed, plus any accrued and unpaid interest.

If a change in control occurs prior to maturity of the 9% notes, holders will also receive an amount payable in cash equal to the greater of $180 and the interest that would have accrued through the remaining time to maturity for each $1,000 in principal amount of 9% notes.

The Common Stock

      The following summary is not intended to be complete, For a more detailed description of the common stock, see “Description of Common Stock.”

Securities	44,379,870 shares of common stock.

Issuer	Coeur d’Alene Mines Corporation

Shares to be Outstanding after Offer	As of February 28, 2003 there were approximately 139.5 million shares of common stock outstanding. If all of the 9% notes were converted into shares of common stock and we elect to pay all of the interest due on the 9% notes in shares of our common stock in lieu of cash, there would be approximately 183.9 million shares of common stock outstanding after this offering.

USE OF PROCEEDS

      We intend to use the net proceeds we receive from the sale of the securities offered by us pursuant to this prospectus for general corporate purposes, which may include repayment of indebtedness. Until such time as we use the proceeds for general corporate purposes, we intend to invest the net proceeds in high quality, interest-bearing instruments. We will not receive any proceeds from sales of shares of common stock or 9% notes by the selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Years Ended December 31,

	1998		1999		2000		2001		2002

Ratio of earnings to fixed charges	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

      Our earnings were inadequate to cover fixed charges for each of the last five years. Earnings were insufficient to cover fixed charges in the following amounts: $227.0 million in 1998; $29.3 million in 1999; $47.5 million in 2000; $3.1 million in 2001, and $81.2 million in 2002.

      For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and gains/(losses) on the early retirement of debt and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking information. This forward looking information is subject to risks and uncertainties. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” in our filings with the SEC and in the applicable prospectus supplement attached hereto. These factors may cause our actual results to differ materially from any forward looking statement. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

RISK FACTORS

      You should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus in evaluating whether to invest in our securities.

Risks Relating to Our 9% Notes

      The market price of our common stock could decrease as a result of the impact of the increase in the number of our outstanding shares that may result from conversion of the 9% notes into shares of common stock.

      At February 28, 2003, we had approximately 139.5 million outstanding shares of common stock. The $37.2 million aggregate principal amount of notes are convertible into a total of 22.7 million shares of common stock, assuming there are no adjustments to the conversion price. Furthermore, we will issue additional common stock if we elect to pay interest on the notes in shares of common stock in lieu of cash or if there is interest recapture that will be paid in shares of common stock. The impact of the issuance of the common stock upon conversion of the 9% notes and/or in payment of interest may place downward pressure on the market price of our common stock.

      If we incur additional debt in the future that is senior to the notes and are unable to make payments or default on this senior debt, then the holders of 9% notes will not be paid until this senior debt is paid in full.

      While the 9% notes will be senior to the debentures and rank equally with our 13 3/8% Convertible Senior Subordinated Notes due 2003 (the “existing notes”), the 9% notes will be unsecured and subordinated in right of payment to senior debt under the indenture for the 9% notes. Although we only had approximately $1.2 million of senior debt at February 28, 2003, we may incur additional senior debt in the future. In the event of (1) our liquidation or insolvency, (2) a payment default with respect to senior debt, (3) a covenant default with respect to designated senior debt or (4) acceleration of the 9% notes due to an event of default, our assets would be available to pay obligations on the 9% notes only after all senior debt has been paid in full. Although the 9% notes are senior to our 6 3/8% Convertible Subordinated Debentures due 2004 and our 7 1/4% Convertible Subordinated Debentures due 2005 (collectively, the “debentures” and together with the existing notes, our “convertible debt”), there may not be sufficient assets remaining to pay amounts due on any or all of the 9% notes and existing notes then outstanding after payment of senior debt obligations.

      Our subsidiaries will not be prohibited from incurring debts in the future that would be senior to the 9% notes.

      The 9% notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding inter-company liabilities. In addition, although the 9% notes will be senior to the debentures and rank equally with the existing notes, all of the 9% notes, the existing notes and the debentures are subordinated to our senior debt.

      The 9% notes will be exclusively our obligations. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service debt, including the 9% notes is dependent upon the earnings of our subsidiaries. In addition, we depend on the distribution of our subsidiaries’ earnings, loans and other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the 9% notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon our subsidiaries’ earnings and business considerations.

      If we automatically convert the 9% notes, there is a substantial risk that the price of our common stock could fluctuate from the date we elect to automatically convert to the conversion date.

      We may elect to automatically convert the 9% notes on or prior to maturity if the closing price of our common stock exceeds 150% of the conversion price for at least 20 trading days during a consecutive 30-day trading period ending within three trading days prior to the notice of automatic conversion. You should be aware that there is a risk that the price of our common stock could fluctuate between the time when we may first elect to automatically convert the 9% notes and the automatic conversion date. This time period may extend from 15 to 30 calendar days from the time we elect to automatically convert the 9% notes until the automatic conversion date.

      We may not have the financial resources to repurchase the 9% notes in the event of a change of control.

      We may be unable to repurchase the 9% notes in the event of a change in control. Upon a change in control, you may require us to repurchase all or a portion of your 9% notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other debt agreements may prohibit the repurchase of 9% notes for cash, or expressly prohibit the repurchase of the 9% notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing the 9% notes, we could seek the consent of our lenders to repurchase the 9% notes or could attempt to refinance the debt agreements. If we do not obtain such consent, we could not repurchase the 9% notes. Our failure to repurchase the 9% notes would constitute an event of default under the 9% notes indenture, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the 9% notes upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

      No public market exists for the 9% notes; you may not be able to sell the 9% notes easily.

      There is no established trading market for the 9% notes and we cannot assure you that an active or liquid trading market will develop for the 9% notes. We do not intend to apply for a listing of the 9% notes on any securities exchange or automated inter-dealer quotation system. The liquidity of any market for the 9% notes will depend upon the number of holders, our own financial performance, the market for similar securities, the interest of securities dealers in making a market and other factors. If a market for the 9% notes were to develop, the 9% notes could trade at prices that may be higher or lower than reflected by their initial offering price. Historically, the market for securities such as the 9% notes has been subject to disruptions that have caused substantial volatility in the prices of similar securities. We cannot assure you that, if a market for the 9% notes were to develop, such a market would not be subject to similar disruptions.

      We may be limited by the rules and regulations of the New York Stock Exchange from issuing shares of our common stock to pay additional interest on the 9% notes.

      Our shares of common stock are currently listed on the New York Stock Exchange. The rules and regulations of the NYSE and the indenture for the 9% notes currently prohibit us from issuing more than 4,311,735 shares of common stock as additional interest upon an automatic conversion by us, a voluntary conversion by the holders and a redemption by us, in respect of the 9% notes. The limitation set forth above is subject to adjustments for stock splits, stock dividends combinations, capital reorganizations and similar events relating to the common stock, and shall not apply if the issuances of common stock with respect to the 9% notes would otherwise be permitted (or not prohibited) by the applicable rules and regulations of the

NYSE or the principal securities market on which our common stock is listed or traded or if shareholder approval for such issuances has been obtained.

      In the event that we are prohibited from issuing shares of common stock as additional interest upon an automatic conversion by us, a voluntary conversion by the holders or a redemption by us, any further payments by us of such additional interest in respect of the 9% notes shall be in cash. We presently cannot determine whether or the extent to which we will pay additional interest in shares of common stock rather than cash, nor do we know the number of shares of common stock that would be required to be issued as additional interest, as the value of such stock would not be determinable until just prior to the time we make such payments. If we were not able to obtain shareholder approval of issuances of common stock in respect of the 9% notes in excess of the limitations set forth above prior to the issuance of shares of common stock in payment of such additional interest, we would not be able to pay such additional interest in shares of common stock. The use of cash to pay interest could have a material adverse effect on our financial condition.

Risks Relating to Our Common Stock

      The market price of our common stock could decrease as a result of the impact of an increase in the number of our outstanding shares that may result from conversion of our outstanding convertible debt into shares of common stock.

      At February 28, 2003, we had approximately 139.5 million outstanding shares of common stock. Pursuant to their respective indentures, the approximately $85.2 million aggregate outstanding principal amount of convertible debt at February 28, 2003 is convertible into a total of 32.2 million shares of common stock, assuming there are not adjustments to the conversion price. In addition, we may, from time to time, enter into exchange transactions with holders of our outstanding convertible debt involving the issuance of additional shares of common stock. The impact of the issuance of a significant amount of common stock may place downward pressure on the market price of the common stock.

      The market price of our common stock has been volatile and may decline.

      The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock were $4.125 and $0.8125 per share in 2000, $1.23 and $0.87 in 2001 and $2.50 and $0.78 in 2002. The closing sale price at March 20, 2003 was $1.30 per share.

      The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

      Because we have $85.2 million in convertible debt as of February 28, 2003, our future operating performance must generate cash flows sufficient to meet our debt payment obligations and our large amount of indebtedness could negatively impact holders of our common stock.

      Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We do not know whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

      We incurred net losses of $81.2 million in fiscal 2002, $3.1 million in fiscal 2001 and $47.8 million in fiscal 2000. These losses could continue. As of February 28, 2002, we had outstanding convertible debt in the principal amount of approximately $85.2 million, of which approximately $28.2 million matures on January 31, 2004. On March 7, 2003, we issued a redemption notice for $22,392,000 aggregate principal amount of our 6 3/8% Convertible Subordinated Debentures due January 31, 2004.

      Our indebtedness could negatively impact holders of the common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

      If presently unexpected circumstances cause us to be unable to pay our debts upon their maturity, it may be necessary for us to seek relief under Chapter 11 of the Bankruptcy Code.

      At February 28, 2003, we had a total of approximately $85.2 million outstanding indebtedness, which included approximately $9.9 million of 13 3/8% Senior Subordinated Notes due December 31, 2003, $28.2 million principal amount of 6 3/8% Convertible Subordinated Debentures due January 31, 2004, approximately $9.9 million principal amount of 7 1/4% Convertible Subordinated Debentures due October 31, 2005 and approximately $37.2 million principal amount of the 9% notes. On March 7, 2003 we issued a redemption notice for approximately $22.4 million principal amount of our 6 3/8% Convertible Subordinated Debentures. As a result, we expect our net indebtedness to be reduced by April 30, 2003 to approximately $62.8 million, which includes approximately $5.8 million principal amount of 6 3/8% Convertible Subordinated Debentures, $9.9 million principal amount of 7 1/4% Convertible Subordinated Debentures, $37.2 million principal amount of 9% Senior Convertible Notes and $9.9 million principal amount of 13 3/8% Senior Subordinated Notes. We expect to be able to generate adequate cash flow and, if necessary, to raise additional debt or equity capital, in order to service our outstanding indebtedness upon maturity. However, if presently unexpected circumstances cause us to be unable to service our indebtedness upon maturity, we may be required to seek relief under Chapter 11 of the Bankruptcy Code.

      Chapter 11 permits a company to remain in control of its business, protected by a stay of all creditor action while the company seeks to negotiate and confirm a plan of reorganization with its creditors. We might not be successful in any attempt to confirm a plan of reorganization with our creditors. If we were to commence a Chapter 11 case, we would expect our relationships with customers and our employee morale to be adversely affected. In addition, it is possible that various development projects and exploratory activities would be curtailed. Many Chapter 11 cases are unsuccessful and virtually all involve substantial time and expense. When a company is unsuccessful in obtaining confirmation of a plan of reorganization, the assets of the company usually are liquidated.

      In a bankruptcy case, holders of our convertible debt would be entitled to receive full payment on their claims before the distribution of any amounts to holders of common stock.

      We do not anticipate paying dividends on the common stock.

      We do not anticipate paying any cash dividends on the common stock at this time. Therefore, holders of the common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of the common stock will not realize any value through the receipt of cash dividends.

      We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur d’Alene even if such an acquisition would be beneficial to our stockholders.

      Certain provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in certain business transactions.

      We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

Risks Relating to Coeur d’Alene and its Business

      We have incurred losses in the last five years and expect to continue to do so.

      We have incurred net losses in the last five years, and have had losses from continuing operations in each of those periods. Significantly contributing to the losses were:

•	historically low gold and silver market prices;

•	our deliberate pursuit of a growth policy calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness; and

•	significant write-offs for impaired assets in 1998 ($223.6 million), 1999 ($20.2 million), 2000 ($21.2 million), 2001 ($6.1 million) and 2002 ($19.0 million).

      Until very recently, the market prices for silver and gold have been below our full production costs for these metals. Low silver and gold prices have made mining at certain of our properties uneconomical. If these prices decline, we may be required to recognize additional impairment write-downs, which would increase our operating losses.

      We have not had sufficient earnings to cover fixed charges in recent years.

      As a result of our net losses, our earnings have not been adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of the last five years. The amounts by which earnings were inadequate to cover fixed charges were approximately $227.0 million in 1998, $29.3 million in 1999, $47.5 million in 2000, $3.1 million in 2001 and $81.2 million in 2002, respectively.

      As of February 28, 2003, we were required to make fixed payments on the following securities:

•	$28.2 principal amount of our 6 3/8% Convertible Subordinated Debentures due 2004, requiring annual interest payments of approximately $1.8 million until their maturity on January 31, 2004;

•	$9.9 million principal amount of our 7 1/4% Convertible Subordinated Debentures due 2005, requiring annual interest payments of approximately $1.1 million until their maturity on October 31, 2005; and

•	$9.9 million of our Series I 13 3/8% senior convertible notes due 2003, requiring interest payments (in cash or in common stock) of approximately $1.3 million in December 2003.

•	$37.2 million of our 9% notes, requiring annual interest payments (in cash or in common stock) of approximately $3.3 million until their maturity on February 26, 2007.

      On March 7, 2003, we issued a redemption notice for $22,392,000 aggregate principal amount of our 6 3/8% Convertible Subordinated Debentures due January 31, 2004. We do not expect that a significant amount of our remaining 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and our 7 1/4% Convertible Subordinated Debentures due October 31, 2005 will be converted into common stock in the foreseeable future because the contractual conversion price of each issue, as set forth in the applicable indenture, substantially exceeds the current market price of our common stock. However, we may from time enter into exchange transactions that reflect a conversion price that is different from the price set forth in the applicable indenture and that is more closely related to the then market price of our common stock. The 9% notes are convertible into common stock at an initial price of $1.60 per share.

      We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $6.6 million at December 31, 2002, and, if necessary, the sale of assets or equity or debt securities. We have recently been experiencing negative cash flow from operating activities. The amount of net cash used in, as opposed to provided by, our operating activities amounted to approximately $8.5 million in 2002, $29.9 million in 2001 and $23.8 million in 2000. The availability of future cash flow from operations or working capital to fund the payment of interest on our outstanding debt and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties, the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which we are able to reduce the amount of our indebtedness through additional exchanges or conversions.

      The market price of silver, over which we have no control, is volatile and until recently had traded at a historically low level which adversely affected us.

      Because we derive approximately 70% of our revenues from sales of silver, our earnings are directly related to the price of this metal. Silver prices fluctuate widely and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors.

      For much of 2001 and into 2002, the market price for silver was at its lowest levels since 1995 and was below our full production costs. The market price of silver has recently increased and (as reported by Handy & Harman) on March 14, 2003 was $4.56 per ounce. The price of silver may decline in the future. Factors that are generally understood to have contributed to the low prices for silver in 2001 and into 2002 included sales by private and government holders, the emergence of China as a large net seller and a general global economic slowdown.

      If the silver price returns to the levels seen in 2001, our net losses will continue, we could temporarily suspend mining at one or more of our properties, and we could be required to record additional asset impairment write-downs pursuant to SFAS 144 (as discussed below).

      We have recorded significant write-downs of mining properties in recent years and may have to recognize additional write-downs in the future.

      Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows.

      Recognizing impairment write-downs has negatively impacted our results of operations in recent years. We have recorded significant write-downs of our mining properties in recent years, amounting to $16.2 million in 1999, $12.2 million in 2000, $6.1 million in 2001 and $19.0 million in 2002. The 1999 write-downs consisted of $16.2 million at the Yilgarn Star Mine in Australia. The 2000 write-down included an impairment of $12.2 million for our investment in Gasgoyne Gold Mines NL. The 2001 write-down consisted of an additional impairment of $6.1 million at the Kensington property. The 2002 write-down consisted of a $19.0 million impairment at Coeur Silver Valley.

      While we do not believe that any of our other properties presently requires a write-down pursuant to SFAS 144, if silver prices decline and/or we fail to reduce production costs or expand mineable ore reserves at our mining properties, we may recognize further asset write-downs.

      We also might have to record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property or reserves have to be created in connection with the closure and reclamation of a property.

      The estimation of ore reserves is imprecise and subjective, requiring the use of uncertain metals market prices and other assumptions. Estimated ore reserves may not be realized in future actual production and operating results.

      The ore reserve figures presented in our filings with the SEC are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analysis and also require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is necessarily an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to further reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those predicted by drilling, sampling and similar examinations, then our reserve estimates may be adjusted and mining plans may be altered, which may adversely affect our actual production and operating results. Ore reserves at most of our mining properties operated by us are the subject of verification by independent consulting geologists or mining engineers. Ore reserves at mining properties in which we have an ownership interest but which are operated by other companies are prepared by such companies, reviewed by us and may not be subject to independent verification.

      Silver and gold reserves at mining properties owned by us and in which we have an ownership interest were last calculated as of December 31, 2002. Our ore reserve determinations were based on a long-term silver price average of $5.00 per ounce and a long-term gold price average of $350 per ounce.

      The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimated recoveries.

      The Rochester Mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into dorè; and (vii) the conversion by a third party refinery of the dorè into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. We again sample and assay the dorè,. Finally, a third party smelter converts the dorè into refined silver and gold bullion. At this point are we able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we had used and developed throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $26.6 million as of December 31, 2002. Of this amount, $11.1 million is reported as a current asset and $15.5 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which we project metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester Mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      When we began operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery 3 times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 1989, we increased our estimated recoveries for silver and gold to 55% and 85%, respectively. The change was accounted for prospectively as a change in estimate, which had the effect of increasing the estimated recoverable ounces of silver and gold contained in the heap by 1.6 million ounces and 10,000 ounces, respectively. In 1997, we revised our estimated recoveries for silver and gold to 59% and 89%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 4.7 million ounces and 39,000 ounces, respectively. Finally, in 2003, we revised our estimated recoveries for silver and gold to 61.5% and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative			Positive/Negative
	Change in Silver Recovery			Change in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.3 million	2.6 million	5.2 million	8,700	17,400	34,800
Positive impact on future cost of production per equivalent silver ounce for increases in recovery rates	$0.23	$0.41	$0.57	$0.11	$0.21	$0.30
Negative impact on future cost of production per equivalent silver ounce for decreases in recovery rates	$0.28	$0.64	$1.13	$0.12	$0.26	$0.41

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory.

      Significant risks and costs are associated with our exploration, development and mining activities.

      Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and frequently is not productive. If and when mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract the metals from the ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and future metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated.

      Our silver and gold production may decline in the future.

      Our future silver and gold production may decline as a result of the exhaustion of reserves and possible closure of mines. It has been and will continue to be our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and/or businesses that possess mineable ore reserves and are expected to become operational in the near future. Although that is our business strategy, we can provide no assurance that our silver and gold production in the future will not decline.

      There are significant risks associated with our mining activities, not all of which are fully covered by insurance.

      The mining business is generally subject to risks and hazards, including quantity of production, quality of the ore, environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry.

      We are subject to significant environmental and other governmental regulations that can require substantial expenses and capital expenditures.

      Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards, occupational health and safety including, mine safety, toxic substances and other matters. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement thereof by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, these laws and regulations allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and can lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Risks of substantial costs and liabilities, including for the restoration of the environment after the closure of our mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a material adverse effect on our business, financial condition or results of operations.

      Certain of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA in the future, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures on the construction of hazardous waste disposal facilities. In addition, regardless of whether these wastes are designated as hazardous under RCRA, if they cause contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under the air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. In the context of environmental permitting, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays.

      Significant risks are associated with our foreign operations and activities.

      Chile and Bolivia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in Chile and Bolivia. In addition, during 2002, we acquired an operating mining asset and associated exploration properties in Argentina, which has recently experienced political instability, currency value fluctuations and changes in banking regulations. Although the governments and economies of Chile and Bolivia have been relatively stable in recent years, property ownership in a foreign country generally is subject to the risk of expropriation or nationalization with inadequate compensation. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation.

      There are significant risks associated with any future acquisitions by us.

      An important element of our business strategy has been the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, mining properties acquired by us in the future might not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules.

      Finding and acquiring new mineral properties is very difficult and competitive.

      Because mines have limited lives based on proven and probable ore reserves, we, like other mining companies are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms we consider acceptable.

      Significant risks are associated with our purchases of currencies of foreign countries in which we do business.

      We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses.

      We will have to use some of our cash to provide financial assurance relating to our Rochester Mine’s future reclamation liability.

      The insurance company that issued the surety bond required under Nevada law to cover our estimated $21.8 million of future mine closure reclamation costs relating to the Rochester Mine filed for liquidation in the first quarter of 2001. We have reached an agreement with this insurance company and the State of Nevada regarding financial assurance for future reclamation costs at the Rochester Mine. This settlement will require us to fund a reclamation escrow account in amounts calculated based on a formula which takes into account the amount of silver and gold produced and sold at the Rochester Mine commencing July 1, 2002. Based on recent production levels, we estimate that the annual funding required by the settlement into this escrow account will be approximately $3.2 million.

      Third parties may dispute our unpatented mining claims.

      The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

      We are required to obtain government permits to expand operations or begin new operations, which is often a costly and time-consuming process.

      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of permitting efforts are contingent on many factors that are out of our control. Government permitting may increase costs and cause delays depending on the nature of the activity to be permitted, and in an extreme case, could cause us to not proceed with the development of a mine.

      Since we are unable to obtain required consents from Arthur Andersen, our prior independent public accountants, and if they cease conducting business or seek protection from creditors, you may not be able to recover damages from them.

      On July 24, 2002, we changed our independent auditors from Arthur Andersen LLP to KPMG LLP. We are generally required to obtain a written consent from our prior independent public accountants, Arthur Andersen, in order to include their audit report covering the audited financial statements for our 2001 and 2000 fiscal years incorporated by reference in this prospectus.

      The SEC has provided relief for companies that are unable to obtain consents from Arthur Andersen due to their ceasing operations. We have filed this registration statement in reliance on the relief provided by the SEC. However, because Andersen has not provided a consent in connection with our registration statement, you may not be able to recover against Andersen under Section 11 of the Securities Act.

      In addition, should Arthur Andersen declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Andersen for a claim under Section 11 of the Securities Act or any other claim.

      Our silver mining operations will be adversely affected if we are not able to renew our labor union contract at Silver Valley.

      On December 13, 2002, our labor contract with the United Steelworkers of America for the Galena Mine expired. The union negotiating committee recommended to its membership, consisting of 175 members, that our offer be accepted. However, the membership voted to reject the offer. Although no strike has been called and negotiations continue, our silver mining operations would be adversely affected if we are unable to negotiate a new labor contract with the union.

DESCRIPTION OF 9% NOTES

      The following summary of the 9% notes is qualified in its entirety by reference to the indenture for the 9% notes, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Capitalized terms used and not otherwise defined in the following discussion have the meanings given to them in the indenture.

General

      The 9% notes are unsecured senior subordinated obligations of Coeur d’Alene Mines Corporation. The 9% notes are subordinated to all our senior debt, but senior in right of payment to Coeur d’Alene Mines Corporation’s 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (together, the “debentures”). The 9% notes rank equally in right of payment with our currently outstanding 13 3/8% Convertible Senior Subordinated Notes due 2003 issued under that certain indenture dated as of August 1, 2001 between us and The Bank of New York (the “existing notes”). There are no financial covenants in the indenture for the 9% notes. The 9% notes are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

Principal, Maturity and Interest

      The 9% notes bear interest at 9% per year and mature on February 26, 2007.

      We have issued $37,185,000 aggregate principal amount of 9% notes.

      We will pay interest on the 9% notes semi-annually on February 15, and August 15 to record holders at the close of business on February 1 and August 1, respectively. Interest is payable in cash, common stock or a combination of cash and common stock, at our option. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the volume weighted average price per share for the five trading days immediately preceding the second trading day prior to the interest payment date. We will provide holders notice of our election to pay interest in common stock instead of cash no later than the record date prior to such interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Our ability to pay interest in common stock is subject to certain conditions set forth in the indenture. See “— Limitations on Issuance of Common Stock as Interest” for discussion regarding one of these conditions.

      We will pay principal and interest on the 9% notes at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office of the trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the 9% notes register.

      If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the indenture that permits such election, we may either pay cash for any fractional shares or round the fractional share up to the nearest whole share.

      The 9% notes will be issued:

•	in fully-registered form;

•	without interest coupons; and

•	in denominations of $1000 and multiples of $1000.

Original Issue Discount

      The 9% notes will bear a legend stating that, for the purposes of Sections 1272, 1273 and 1275 of the Internal Revenue Code of 1986, as amended, the 9% notes will be issued with original issue discount; that for each $1,000 principal amount of the security, the issue price is $908.60, the amount of original issue discount is $91.40, the issue date is February 26, 2003 and the yield to maturity is 12.2811% per annum.

Conversion Rights

      You may convert your 9% note at any time prior to maturity, in whole or in part, into shares of common stock at a price of $1.6014, subject to adjustment as described below. If a 9% note is called for redemption, the conversion right will terminate at the close of business on the last business day prior to the redemption date. Except as described below, we will make no adjustment for interest accrued on 9% notes or for dividends on any common stock issued prior to the conversion date.

We May Elect to Automatically Convert the Notes if our Stock Price Hits a Specific Target

      We may elect to automatically convert the 9% notes at any time prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during a consecutive 30-day trading period. Notice of automatic conversion must be given within three trading days of such 30-day period. We refer to this as an “automatic conversion.” The notice of automatic conversion must be given not more than 30 and not less than 15 days prior to the date of automatic conversion.

      If an automatic conversion occurs prior to the maturity of the 9% notes we will pay additional interest in shares of our common stock to holders of 9% notes. For each $1,000 principal amount of 9% notes, this additional interest shall be equal to the lesser of (i) $180.00 (which is equal to 24 months of interest) and (ii) the interest that would have accrued and been payable in respect of the 9% notes had they remained outstanding for the period commencing on the automatic conversion date through February 26, 2007. This means that we are obligated to pay an aggregate of 24 months of interest on the 9% notes over the life of the 9% notes, regardless of whether we elect to automatically convert the 9% notes into common stock. The shares of common stock you receive as additional interest will be valued at the volume weighted average price per share for the five trading days immediately preceding the date we give notice of the conversion date. Our ability to pay additional interest in common stock is subject to certain conditions set forth in the indenture. See “— Limitations on Issuance of Common Stock as Interest” for discussion regarding one of these conditions.

      On the date fixed for conversion, we will pay to each holder an amount equal to all accrued but unpaid interest on the principal portion of the 9% notes subject to the notice of automatic conversion for the period through the day prior to the date fixed for conversion. If your 9% notes are converted, you will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion but will instead make a cash adjustment for any fractional share interest.

      You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the 9% note is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Limitations on Issuance of Common Stock as Interest

      The total number of shares of common stock that we may issue as additional interest upon an automatic conversion by us, a voluntary conversion by the holders and a redemption by us, in respect of the 9% notes shall not exceed the maximum number of shares of common stock which we may issue with respect to the 9% notes pursuant to the rules and regulations of the New York Stock Exchange (or any other principal United States securities market on which the common stock trades), which as of the date hereof shall be 4,311,735, subject to adjustments for stock splits, stock dividends combinations, capital reorganizations and similar events relating to the common stock. The limitation set forth above shall not apply if the issuances of common stock with respect to the 9% notes would otherwise be permitted (or not prohibited) by the applicable rules and regulations of the principal securities market on which the common stock is listed or traded or if stockholder approval for such issuances has been obtained.

      In the event that we are prohibited from issuing shares of common stock as additional interest upon an automatic conversion by us, a voluntary conversion by the holders or a redemption by us, any further payments by us of such additional interest in respect of the 9% notes shall be in cash.

Adjustments to Conversion Price and Rate

      We will adjust the conversion price if:

(1) we issue shares of our common stock as a dividend or distribution on our common stock;

(2) we issue to substantially all holders of our common stock rights or warrants to subscribe for or purchase our common stock or securities convertible into our common stock at less than the current market price of our common stock, provided the conversion rate will be readjusted if these rights or warrants are not exercised prior to expiration;

(3) we subdivide or combine our outstanding common stock;

(4) we distribute to all holders of our common stock, shares of our capital stock other than common stock, evidences of indebtedness of Coeur d’Alene Mines Corporation, or assets, including securities, but excluding:

•	those dividends and distributions listed in (1) above;

•	those rights and warrants listed in (2) above or (7) below; and

•	all-cash distributions listed in (5) below;

(5) we distribute, by dividend or otherwise, cash to all holders of our common stock in an aggregate amount that, together with the aggregate of any other cash distributions made within the preceding 12 months that did not trigger a conversion price adjustment and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization;

(6) we pay an excess payment in respect of a tender offer or other negotiated transaction by us or any of our subsidiaries for our common stock, if the aggregate of such excess payment, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment and (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization upon the expiration of such tender offer; and

(7) we distribute to substantially all holders of our common stock rights or warrants to subscribe for securities, other than those securities referred to in clause (2) above; and

(8) we effect a reverse stock split of our common stock prior to 90 days after the SEC has declared the registration statement of which this prospectus forms a part effective.

      We reserve the right to make reductions in the conversion price in addition to those specified above as we consider advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not make any conversion rate adjustment until the cumulative adjustments amount to 1.0% or more of the conversion price. We will compute any adjustments to the conversion rate pursuant to this paragraph and will give you notice by mail of any adjustments.

      Under the provisions of our rights agreement, holders will receive, in addition to the common stock issuable upon such conversion, the rights, whether or not the rights have separated from the common stock at the time of the conversion. See “Description of Common Stock — Shareholder Rights Plan.” In addition, if we implement a new shareholder rights plan, this new rights plan must provide that upon conversion of your

9% notes you will receive, in addition to the common stock issuable upon such conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

      If we reclassify or change our outstanding common stock, consolidate or merge with or into another person, or we sell or convey all or substantially all of our assets, or are a party to a merger that reclassifies or changes our outstanding common stock, each 9% note then outstanding will, without the consent of the holder of any 9% note, become convertible only into the kind and amount of securities, cash and other property holders of 9% notes would have owned immediately after the transaction if the holders had converted the 9% notes immediately before the effective date of the transaction. If rights or warrants expire unexercised, the conversion price shall be readjusted to take into account the actual number of rights or warrants that were exercised.

      “Current market price” per share of common stock on any date shall be deemed to be the average of the daily market prices for the shorter of:

•	the 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination; or

•	the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such other distribution or negotiated transaction through such last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination.

      “Excess payment” means the excess of:

•	the aggregate of the cash and fair market value of other consideration paid by us or any of our subsidiaries with respect to the shares acquired in a tender offer or other negotiated transaction, over

•	the daily market price of such acquired shares on the trading day immediately after giving effect to the completion of such tender offer or other negotiated transaction.

      “Market capitalization” means the product of the current market price per share on the date fixed for the determination of stockholders entitled to receive such distribution or expiration of such tender offer, as the case may be, times the number of shares of our common stock outstanding on such date.

      We may from time to time reduce the conversion price by any amount for any period of at least 20 days if our board of directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. We will give at least 15 days’ notice of any proposed reduction.

      If we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes and the number of shares into which 9% notes are convertible is increased as a result of above antidilution provisions, this increase may be deemed to be a payment of a taxable dividend to holders.

Payment of Additional Interest upon Voluntary Conversion Prior to Maturity of the Notes

      If you elect to convert your 9% notes at any time on or prior to maturity of the 9% notes, you will receive a payment of additional interest upon conversion so long as we have not previously mailed an automatic conversion notice to holders. We will pay additional interest in common stock, upon conversion for each $1,000 principal amount of 9% notes converted equal to the lesser of (i) $180.00 (which is equal to 24 months of interest) and (ii) the interest that would have accrued and been payable in respect of the 9% notes had they remained outstanding for the period commencing on the conversion date through February 26, 2007. This means that we are obligated to pay an aggregate of 24 months of interest on the 9% notes over the life of the 9% notes, regardless of whether the 9% notes are voluntarily converted prior to their maturity. The shares of common stock you receive as additional interest will be valued at the volume weighted average price per share of our common stock for the five trading days immediately prior to the date that you give notice to us of your election to voluntarily convert your 9% notes. Our ability to pay additional interest in common stock is subject to certain conditions set forth in the indenture. See “— Limitations on Issuance of Common Stock as Interest” for discussion regarding one of these conditions.

      We will also pay to each holder an amount equal to all accrued but unpaid interest on the principal portion of the 9% notes that are voluntarily converted for the period through the day prior to the date fixed for conversion.

Subordination

      The 9% notes are subordinate in right of payment to all of our senior debt. The 9% notes are equal in right of payment with the existing notes and are senior in right of payment to the debentures. As of February 28, 2003, we had approximately $38.2 million aggregate principal amount of debentures outstanding and approximately $9.9 million aggregate principal amount of existing notes outstanding. Except as provided below under the caption “Additional Covenants,” neither we nor our subsidiaries are limited from incurring senior debt or other indebtedness under the indenture. In addition, the 9% notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

      We shall not make any payment on the 9% notes nor shall we redeem, purchase or acquire the 9% notes unless:

•	we have paid all amounts due on senior debt; and

•	at the time of any payment, redemption, purchase or acquisition, there shall not be any default under the senior debt that shall not have been cured or waived that shall have resulted in the full amount of the senior debt being declared due and payable.

      If holders of designated senior debt notify us and the trustee pursuant to a payment blockage notice that a default has occurred that permits them to accelerate the maturity of the designated senior debt, we may not make any payment on the 9% notes or purchase, redeem or acquire the 9% notes for the period (the “payment blockage period”) commencing on the date notice is received and ending on the earlier of:

•	the date on which the event of default under the designated senior debt shall have been cured or waived; or

•	180 days from the date notice is received.

      We may resume payments on the 9% notes after the end of such payment blockage period, unless the holders of the designated senior debt shall have accelerated the maturity of the designated senior debt. Not more than one payment blockage notice may be given in any consecutive 360-day period.

      Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of Coeur d’Alene Mines Corporation or acceleration of the 9% notes because of an event of default, we must pay all senior debt in full before the holders of the 9% notes are entitled to any payments.

      If payment of the 9% note is accelerated because of an event of default, either we or the trustee shall promptly notify the holders of senior debt of the acceleration. We may not make any payments on the 9% notes until five days after the holders of senior debt receive notice of such acceleration. Thereafter, we may pay the 9% notes only if the subordination provisions of the indenture otherwise permit payment at that time.

      As a result of these subordination provisions, in the event of our insolvency, holders of 9% notes may recover ratably less than our general creditors.

Definitions

      “Designated senior debt” means our obligations under any of our senior debt of at least $10.0 million that is specifically designated by us as “designated senior debt” in the instrument governing or evidencing such senior debt for purposes of the indenture governing the 9% notes.

      “Indebtedness” means all of our obligations:

(1) for borrowed money, including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets which is:

•	given to secure all or part of the purchase price of property, whether given to the vendor of such property or to another; or

•	existing on property at the time of the acquisition of the property;

(2) evidenced by a note, debenture, bond or other written instrument;

(3) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document, including a purchase agreement, which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property;

(4) in respect of letters of credit, bank guarantees or bankers’ acceptances;

(5) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which our property or assets are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by us or shall otherwise be our legal liability;

(6) in respect of the balance of deferred and unpaid purchase price of any property or assets;

(7) under any interest rate or currency swap agreement, cap, floor and collar agreement, spot and forward contract and similar agreements or arrangements;

(8) with respect to any obligation of others of the type described in the preceding clauses (1) through (7) above or under clause (9) below assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, including, without limitation, “take or pay” and similar arrangements, and our obligations under any such assumptions, guarantees or other such arrangements; and

(9) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the above.

      “Senior debt” means the principal of, interest on, fees, costs and expenses or other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us, unless, in the instrument creating or evidencing or pursuant to which indebtedness is outstanding, it is expressly provided that the indebtedness is not senior in right of payment to the 9% notes. Senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Coeur d’Alene Mines Corporation, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. However, senior debt shall not include:

•	indebtedness of or amounts owed by us for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

•	indebtedness of Coeur d’Alene Mines Corporation to a subsidiary of Coeur d’Alene Mines Corporation;

•	the debentures;

•	our existing notes; or

•	the 9% notes.

Optional Redemption

      At any time on or after August 26, 2003, we may redeem the 9% notes, in whole or in part, upon not less than 30 nor more than 40 days’ prior notice by mail, at the following redemption prices, expressed as a percentage of principal amount:

Date	Redemption Price

Beginning on August 26, 2003 and ending on February 25, 2004.	102%
Beginning on February 26, 2004 and ending on February 25, 2007	101%
February 26, 2007.	100%

      In each case, we will pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. On or after the redemption date, interest will cease to accrue on the 9% notes called for redemption.

      If we elect to redeem the 9% notes we will pay additional interest in common stock, upon redemption for each $1,000 principal amount of 9% notes redeemed equal to the lesser of (i) $180.00 (which is equal to 24 months of interest) and (ii) the interest that would have accrued and been payable in respect of the 9% notes had they remained outstanding for the period commencing on the redemption date through February 26, 2007. This means that we are obligated to pay an aggregate of 24 months of interest on the 9% notes over the life of the 9% notes, regardless of whether the 9% notes are redeemed prior to their maturity. The shares of common stock you receive as additional interest will be valued at the volume weighted average price per share of our common stock for the five trading days immediately prior to the date that we give notice of the redemption of the 9% notes. Our ability to pay additional interest in common stock is subject to certain conditions set forth in the indenture. See “— Limitations on Issuance of Common Stock as Interest” for discussion regarding one of these conditions.

      If we redeem less than all the 9% notes, the trustee will select the 9% notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the 9% notes are listed or, if the 9% notes are not so listed, on a pro rata basis. If any 9% note is to be redeemed in part, a new 9% note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s 9% note is selected for partial redemption and the holder converts a portion of such 9% note, the converted portion shall be deemed to be taken from the portion selected for redemption.

      We will not be required to make mandatory redemption or sinking fund payments on the 9% notes.

Repurchase at the Option of Holders

      If a designated event occurs prior to the maturity of the 9% notes, you shall have the right to require us to repurchase your 9% notes at a purchase price equal to 100% of the principal amount to be repurchased, together with accrued and unpaid interest to the designated event payment date. Holders also will receive an amount for each $1,000 principal amount of 9% notes repurchased, payable in cash, equal to the lesser of (i) $180.00 (which is equal to 24 months of interest) and (ii) the interest that would have accrued and been payable in respect of the 9% notes had they remained outstanding for the period commencing on the designated event payment date through February 26, 2007. This means that we are obligated to pay an aggregate of 24 months of interest on the 9% notes over the life of the 9% notes, regardless of whether the holders elect to have their 9% notes repurchased upon the occurrence of a designated event. We refer to this as the “designated event payment.”

      Within 30 days following any designated event, we will mail a notice to each holder stating:

(1) that the designated event offer is being made pursuant to the designated event provisions of the indenture;

(2) that all 9% notes tendered will be accepted for payment;

(3) the purchase price and the designated event payment date, such date to be no earlier than 30 days nor later than 40 days from the date the designated event notice is mailed;

(4) that any 9% notes not tendered will continue to accrue interest;

(5) that all 9% notes accepted for payment shall cease to accrue interest after the designated event payment date, unless we fail to pay the designated event payment;

(6) that holders electing to have their 9% notes purchased by us will be required to surrender the 9% notes to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the designated event payment date;

(7) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the designated event payment date, a telegram, telex, facsimile transmission or letter setting forth the following:

•	the name of the holder;

•	the principal amount of 9% notes delivered for purchase; and

•	a statement that the holder is withdrawing their election to have the 9% notes purchased;

(8) that holders whose 9% notes are being purchased only in part will be issued new 9% notes equal in principal amount to the unpurchased portion of the 9% notes surrendered, such unpurchased portion to be equal to $1,000 or a multiple of $1,000.

      We will comply with any applicable requirements of Rules 13e-4 and 14e-1 under the Exchange Act in connection with any repurchase of the 9% notes upon a designated event.

      On the designated event payment date, we will:

•	accept for payment 9% notes tendered pursuant to the designated event offer;

•	deposit with the paying agent the designated event payment for all tendered 9% notes; and

•	deliver to the trustee the 9% notes together with an officers’ certificate stating that the 9% notes or portions thereof have been accepted for payment by us in accordance with the designated event provisions of the indenture.

      If we accept the 9% notes that you have tendered upon a designated event, the paying agent shall promptly mail to you the purchase price. In addition, the trustee shall promptly authenticate and mail to you a new note for any unpurchased portion of the 9% notes surrendered, provided that the new note is in a principal amount of $1,000 or a multiple of $1,000. We will publicly announce the results of the designated event offer after the designated event payment date. However, we may not have sufficient financial resources to repurchase the 9% notes upon a designated event.

      The indenture does not contain any other provisions that permit you to require us to repurchase or redeem the 9% notes in the event of a takeover, recapitalization or similar restructuring except as set forth in this section.

      The designated event purchase feature may discourage or make it more difficult to complete a takeover of Coeur d’Alene Mines Corporation or remove our management. However, the designated event purchase feature is not as a result of management’s knowledge of any specific effort to accumulate Coeur d’Alene Mines Corporation common stock or to obtain control of Coeur d’Alene Mines Corporation by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. We could, in the future, enter into particular types of transactions that would not constitute a designated event under the indenture but could increase the amount of our indebtedness or affect our capital structure or credit ratings. Any payment upon a designated event by us is subordinated to the prior payment in full of senior debt under the indenture.

      If a designated event were to occur, we may not have sufficient financial resources to pay the purchase price. Any future debt agreements may restrict or prohibit our repurchase of 9% notes for cash. If a designated event occurs at a time we are prohibited from repurchasing the 9% notes, we would seek to obtain the consent of our lenders. If we are unable to obtain a consent or refinance the 9% notes, we would be prohibited from repurchasing the 9% notes. If we fail to repurchase the 9% notes upon a designated event, we would have an event of default under our indenture. Any default under the indenture may result in a default under our senior debt. In addition, the occurrence of a designated event may cause an event of default under our senior debt. As a result, any repurchase of the 9% notes may, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full.

      A designated event is deemed to have occurred upon a “change of control” or a “termination of trading.”

      A “change of control” occurs:

•	when any person or group is or becomes the beneficial owner of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (“voting stock”);

•	when we consolidate with or merge into any other corporation, or any other corporation merges into us, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	when we convey, transfer or lease all or substantially all of our assets or any subsidiary conveys, transfers, or leases assets representing all or substantially all of the assets of Coeur d’Alene Mines Corporation and its subsidiaries taken as a whole; or

•	any time the continuing directors do not constitute a majority of our board of directors, or, if applicable, a successor corporation to us.

      However, a change of control shall not be deemed to have occurred under any of the preceding scenarios if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

      The definition of change of control includes a phrase relating to the lease, transfer or conveyance of all or “substantially all” of our assets. There is no precise established definition of all or “substantially all” under applicable law. As a result, your ability to require us to repurchase the 9% notes as a result of a lease, transfer or conveyance of less than all of our assets may be uncertain.

      “Continuing directors” means any member of our board of directors who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

      “Termination of trading” is deemed to have occurred if our common stock, or other common stock into which the 9% notes are then convertible, is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

Merger, Consolidation or Sale of Assets

      We may not consolidate or merge with or into, whether or not we are the surviving corporation, any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:

•	we are the surviving corporation, or the person formed by or surviving any such consolidation or merger (if other than us) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	the entity or person formed by or surviving any such consolidation or merger (if other than us) assumes all our obligations under the 9% notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all our obligations under the 9% notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

Modification and Waiver

      Except as otherwise described below, the consent of the holders of a majority of the principal amount of the outstanding 9% notes is required to amend or modify the indenture. However, a modification or amendment requires the consent of the holder of each outstanding 9% note if it would:

•	reduce the percentage in principal amount of 9% notes required for modification or amendment;

•	reduce the percentage in principal amount of 9% notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	reduce the principal amount of, or any premium or interest on, any 9% note;

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any 9% note;

•	change the time, place or currency of payment of principal of, or any premium or interest on, any 9% note;

•	make any change relating to waiver of past defaults;

•	impair the right to institute suit for the enforcement of any payment on any 9% note;

•	waive a default in the payment of the designated event payment or the principal or interest on a 9% note, except a rescission of acceleration of the 9% notes by the holders of at least a majority in aggregate principal amount of the 9% notes and a waiver of the payment default that resulted from such acceleration;

•	waive a redemption payment with respect to any 9% note;

•	impair the right to convert the 9% notes into common stock;

•	modify the conversion provisions in a manner adverse to the holders of the 9% notes;

•	modify the subordination provisions in a manner adverse to the holders of the 9% notes; or

•	make any change in the foregoing modification and waiver provisions.

      Holders of a majority in principal amount of the 9% notes may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding 9% note.

      However, we and the trustee may amend or supplement the indenture or the 9% notes without the consent of any holder of 9% notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated 9% notes;

•	to provide for a merger or consolidation;

•	to provide for any additional rights or benefits to the holders of the 9% notes;

•	to make any change that does not adversely affect the legal rights of any such holder under the indenture; or

•	to comply with requirements of the SEC in order to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act.

Events of Default

      The following are events of default under the indenture:

•	we fail to pay principal or premium on the 9% notes when due; whether or not prohibited by the subordination provisions of the indenture;

•	we fail to pay interest on the 9% notes for 30 days after the due date, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to provide timely notice of a designated event;

•	we fail to pay the designated event payment when due, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to comply with any of our other covenants and agreements in the indenture for 60 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the 9% notes as provided in the indenture;

•	certain bankruptcy, insolvency or reorganization events that affect us or any of our material subsidiaries;

•	we or one of our subsidiaries defaults under any mortgage, indenture or instrument for money borrowed, or the payment of which is guaranteed by us or one of our subsidiaries, which default (A) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness, which failure continues beyond the longer of any applicable grace period or 30 days (a “payment default”) or (B) results in the acceleration of the indebtedness prior to maturity and, in each case, the principal amount of such indebtedness, together with any other indebtedness under which there has been a payment default or the maturity of which has been accelerated, aggregates $10.0 million or more; and

•	either we or one of our subsidiaries fails to pay final judgments aggregating in excess of $10.0 million, which judgments are not stayed within 60 days after their entry, subject to limited exceptions.

      If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding 9% notes may declare all of the 9% notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or any material subsidiary, all outstanding 9% notes will automatically become immediately due and payable without further action or notice. Any payment by us on the 9% notes following any such acceleration will be subject to the subordination provisions of the indenture. After any acceleration, but before a judgment or decree based on acceleration, holders of a majority in aggregate principal amount of the outstanding 9% notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the indenture. Furthermore, an event of default relating to the 9% notes also would constitute an event of default under the indentures relating to the existing notes and the debentures, which could cause the existing notes and debentures, the total outstanding principal amount of which amounted to $48.1 million at February 28, 2003, to be immediately due and payable.

      Holders may not enforce the indenture except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case of an event of default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to these indemnification provisions, holders of a majority in aggregate principal amount of the outstanding 9% notes have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

•	exercise any trust or power conferred on the trustee with respect to the 9% notes.

      The trustee may withhold from holders of the 9% notes notice of any continuing default or event of default, if the trustee determines that withholding notice is in the holder’s best interest except in the case of a default or event of default relating to payment on the 9% notes.

      No holder of a 9% note has any right to institute any proceeding with respect to the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	such noteholder or noteholders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the holders of at least 25% in aggregate principal amount of the outstanding 9% notes have made a written request and offered reasonable indemnity to the trustee to institute this proceeding; and

•	the trustee has failed to institute such proceeding, within 60 days after this notice, request and offer.

      However, these limitations do not apply to a suit instituted by a holder of a 9% note for the enforcement of payment of the principal, premium, if any, or interest on the 9% note on or after the due date specified in the 9% note.

      The holders of a majority in aggregate principal amount of the outstanding 9% notes may by notice to the trustee waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of the designated event payment or interest on, or the principal of, the 9% notes.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture. We are also required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Transfer and Exchange

      Holders may transfer or exchange 9% notes in accordance with the indenture. The registrar and the trustee may require the holder to furnish appropriate endorsements and transfer documents. We may require the holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of:

•	any 9% note for a period of 20 days next preceding any selection of 9% notes to be redeemed;

•	any 9% note selected for redemption; or

•	any 9% note surrendered for repurchase and not withdrawn in connection with a designated event.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any 9% notes are outstanding, we will file the SEC and furnish to the holders upon request all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

Purchase and Cancellation

      Either we or one of our subsidiaries may, to the extent permitted by applicable law, purchase 9% notes at any price in the open market or otherwise.

      All 9% notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall be delivered to the trustee. All 9% notes delivered to the trustee shall be canceled promptly by the trustee. No 9% notes shall be authenticated in exchange for any canceled 9% notes.

Replacement of Notes

      We will replace 9% notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated 9% notes or evidence of the loss, theft or destruction of the 9% notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed 9% note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the 9% note before a replacement note will be issued.

Governing Law

      The indenture and the 9% notes are governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

      The rights of the trustee, should it become a creditor of Coeur d’Alene Mines Corporation, to obtain payment of claims is limited under the indenture. The trustee is permitted to engage in other transactions. However, if the trustee acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign. An affiliate of the trustee is also the transfer agent for our common stock.

      The holders of a majority in principal amount of the then outstanding 9% notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. In case an event of default has occurred and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of 9% notes unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Global Notes and Book-Entry System

      The 9% notes were initially issued in certificated form. Any holder may elect to surrender a certificated note in exchange for a global note, provided that any and all of the Depository Trust Company’s (“DTC’s”) requirements with respect thereto are satisfied.

      The 9% notes may be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Exchanges of Global Notes for Certificated Notes

      We will issue 9% notes in certificated form to DTC for owners of beneficial interests in a global note if:

•	DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Exchange Act;

•	an event of default relating to the 9% notes occurs; or

•	we decide in our sole discretion to terminate the use of the book-entry system for the 9% notes through DTC.

Depositary Procedures

      DTC has advised us as follows:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Purchases of global notes under the DTC system must be made by or through direct participants, which will receive a credit for the global notes on DTC’s records. The beneficial interest of each actual purchaser of each global note (a “beneficial owner”) is in turn to be recorded on the records of the direct participant and indirect participant. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for the global notes is discontinued.

      To facilitate subsequent transfers, all global notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices with respect to the global notes shall be sent to Cede & Co. If less than all of the principal amount of the 9% notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the direct participants to be redeemed.

      Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and interest payments in respect of the global notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each such participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility; disbursement of such payments to direct participants shall be the responsibility of DTC and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

      DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered to DTC.

      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated notes will be printed and delivered to DTC.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of direct participants, which, in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee nor any agents of ours or the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

DESCRIPTION OF DEBT SECURITIES

      The following sets forth certain general terms and provisions of the indentures under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

      The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

      Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

      Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

      The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets.” The Company’s Articles of Incorporation also contains other provisions which may prevent or limit a change of control. See “Description of Capital Stock.”

Modification and Waiver

      Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (a) extend the final maturity of such debt securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such debt securities, or materially and adversely affect any right to convert such debt securities in accordance with such indenture or impair or affect the right of any holder of debt securities to institute suit for the payment thereof or, if such debt securities provide therefor, any right of repayment at the option of the holder, (b) reduce the aforesaid percentage of such debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, (c) reduce the percentage of such debt securities of any series necessary to consent to waive any past default under such indenture to less than a majority, or (d) modify any of the provisions of the sections of such indenture relating to supplemental indentures with the consent of the holders, except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of each holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in such section or the deletion of this proviso.

      Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

      The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into additional supplemental indentures for one of the following purposes: (1) to secure any debt securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such indenture that may be inconsistent with any other provision of such indenture or to make any other provisions with respect to matters or questions arising under such indenture, provided that such action shall not adversely affect the interests of the holders of any series of debt securities issued thereunder in any material respect; (5) to establish the form and terms of debt securities issued thereunder; (6) to evidence and provide for a successor trustee under such indenture with respect to one or more series of debt securities issued thereunder or to provide for or facilitate the administration of the trusts under such indenture by more than one trustee; (7) to permit or facilitate the issuance of debt securities in global form or bearer form or to provide for uncertificated debt securities to be issued thereunder; (8) to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture that are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in such indenture, which was required to be contained in the indenture in order for the indenture to be qualified under the Trust indenture Act of 1939, if the Trust indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification.

Events of Default

      Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the debt securities outstanding under such indenture when due; (b) failure to pay any interest on any series of the debt securities outstanding under such indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of debt securities; (d) failure to perform any other covenant or warranty of the Company contained in such indenture or such debt securities continued for 90 days after written notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) any other event of default provided in a supplemental indenture with respect to a particular series of debt securities. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such debt securities, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable trustee or the holders of not less than 25% in aggregate principal amount of all debt securities of each affected series then outstanding under such indenture (treated as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all debt securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. Any event of default with respect to particular series of debt securities under such indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

      Each indenture will provide that the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

      The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

      Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a written request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

      Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

      Existence. Except as permitted under “— Consolidation, Merger or Sale of Assets,” the indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by Articles of Incorporation, Bylaws and statute) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if its board of directors determines that the preservation thereof is no longer desirable in the conduct of its business.

      Maintenance of Properties. The indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

      Insurance. The indentures will require the Company to cause each of its and its subsidiaries’ insurable properties to be insured against loss or damage with insurers of recognized responsibility and, if described in the applicable prospectus supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service.

      Payment of Taxes and Other Claims. The indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

      Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the SEC if the Company were so subject, (i) to transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections, (ii) to file with the applicable trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections and (iii) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of the documents to any prospective holder.

      Additional Covenants. Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

      The terms and conditions, if any, upon which the debt securities are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

      Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series if: (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable trustee for cancellation and the Company has paid all sums payable by it under the indenture; or (ii) (A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or U.S. government obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such indenture, and (C) the Company delivers to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of such series have been complied with. With respect to the foregoing clause (i), only the Company’s obligations to compensate and indemnify the applicable trustee under the indenture shall survive. With respect to the foregoing clause (ii) only the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

      Each indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series and (ii) may omit to comply with any term, provision, covenant or condition of such indenture, and such omission shall be deemed not to be an event of default under clause (d) of the first paragraph of “— Events of Default” with respect to the outstanding debt securities of such series; provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable trustee as trust funds solely for the benefit of the holders of the debt securities of such series, for payment of the principal of and interest of the debt securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such trustee an opinion of counsel that (1) the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company’s exercise of its option under this provision of such indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (2) the holders of the debt securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(l) above may be replaced by a ruling directed to the applicable trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. After such debt securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

      The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

      Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

      Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

      Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

      Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

      Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      We are authorized to issue up to 250,000,000 shares of common stock, par value $1.00 per share, of which, at February 28, 2003,

•	139,473,538 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	1,096,934 shares were reserved for issuance upon the conversion of our $28.2 million principal amount of outstanding 6 3/8% debentures;

•	569,570 shares were reserved for issuance upon conversion of our $9.9 million principal amount of outstanding 7 1/4% debentures;

•	7,341,481 shares were reserved for issuance upon the conversion of our $9.9 million principal amount of outstanding 13 3/8% debentures issued 2001;

•	23,220,304 shares were reserved for issuance upon the conversion of our $37.2 million principal amount of outstanding 9% notes;

•	2,857,000 shares were reserved for issuance under our Executive Compensation Program;

•	and 1,200,000 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Our Articles of Incorporation include what is, in effect, a fair price provision applicable to certain business combination transactions in which we may be involved. The provision requires that an interested shareholder (which is defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

      By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for our common stock, which is listed on the NYSE, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Preferred Stock

      We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. The Company reserves for issuance a sufficient number of Series B Preferred Stock for operation of its rights plan, as described below.

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

SELLING SECURITYHOLDERS

      The following table sets forth information relating to the selling securityholders’ beneficial ownership of our common stock:

	Shares/Percentage		Shares/Percentage
	of Common Stock		of Common Stock
	Beneficially Owned	Shares of Common	Beneficially Owned
Selling Securityholder	Prior to Offering	Stock Being Offered	After Offering(1)

Asarco Incorporated(2)	7,125,000/5.2%	7,125,000	0/0%
Houlihan, Lokey, Howard & Zukin	647,966/0.4%	647,966	0/0%

(1)	The shares in the “Shares/ Percentage of Common Stock Beneficially Owned After Offering” column assumes that the maximum number of shares that may be sold listed in the previous column are actually sold in the offering.

(2)	Asarco may sell these shares only when and if it has full and unencumbered title to and possession of such shares. If and when Asarco seeks to sell any such shares, whether under the registration statement of which this prospectus constitutes a part or otherwise, Asarco, and not Coeur d’Alene Mines, will be responsible for properly delivering such shares to the prospective buyer. These shares may be sold by Asarco, following the filing of a supplement to this prospectus, only at such time or times as Asarco is entitled to, and determines to, exercise its contractual right to have such shares sold pursuant to this prospectus.

      The following table sets forth information regarding the ownership of the 9% notes and the aggregate of (i) the number of shares of common stock into which such notes are convertible and (ii) an estimated number of shares of common stock that may be issued by us as interest on the 9% notes, which are held by the persons who may from time to time be selling securityholders of the securities set forth opposite their names.

	Principal Amount	Shares of
	of 9% Notes That	Common Stock
Selling Securityholder	May be Sold	That May be Sold

Lonestar Partners L.P.(1)	$4,402,000	4,333,565
Vertical Ventures Investments, LLC(2)	1,101,000	1,083,883
JMG Capital Partners LP(3)	1,375,000	1,353,623
JMG Triton Offshores Fund(4)	1,376,000	1,354,608
JMB Capital Partners, L.P.(5)	13,757,000	13,543,128
Bear Stearns Securities Corp. fbo Jonathan Brooks IRA(6)	1,968,000	1,937,405
Cohanzick High Yield Partners, L.P.(7)	660,000	649,739
Cohanzick Credit Opportunities Fund, Ltd.(8)	440,000	433,159
Gabriel Capital, L.P.(9)	550,000	541,449
Ariel Fund Limited(10)	550,000	541,449
Langley Partners, L.P.(11)	6,824,000	6,717,911
Jeffrey Thorp IRA Rollover(12)	4,182,000	4,116,985

Total	$37,185,000	36,606,904

(1)	Southampton Capital Partners, L.P. is the general partner of Lonestar Partners L.P.; Southampton Capital LLC is the general partner of Southampton Capital Partners, L.P.; and Jerome L. Simon is the sole managing member of Southampton Capital LLC. Each of Southampton Capital Partners, L.P., Southampton Capital LLC and Jerome L. Simon may be deemed to beneficially own the 9% notes and the shares of common stock issuable upon conversion thereof, and when issued, the shares of common stock issued as interest on the 9% notes.

(2)	Joshua Silverman may be deemed to beneficially own the 9% notes held by Vertical Ventures Investments, LLC and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(3)	JMG Capital Management, LLC is the general partner of JMG Capital Partners, L.P.; and Jonathan Glaser is the managing member of JMG Capital Management, LLC. Each of JMG Capital Partners, L.P., JMG Capital Management, LLC and Jonathan Glaser may be deemed to beneficially own the 9% notes held by JMG Capital Partners, L.P. and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(4)	Pacific Assets Management, LLC is the investment manager of JMG Triton Offshore Fund, Ltd. Pacific Assets Management, LLC and may be deemed to be the beneficial owner of the 9% notes and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(5)	Smithwood Partners, LLC is the general partner of JMB Capital Partners, L.P. and Jonathan Brooks is the sole managing member of Smithwood Partners, LLC. Each of Smithwood Partners, LLC and Jonathan Brooks may be deemed to beneficially own the 9% notes and shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(6)	Jonathan Brooks may be deemed to beneficially own the 9% notes held by Bear Stearns Securities Corp. fbo Jonathan Brooks IRA and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(7)	Cohanzick High Yield Capital, L.P. is the general partner of Cohanzick High Yield Partners, L.P.; Sunnyside, L.L.C. is the general partner of Cohanzick High Yield Capital, L.P.; and David K. Sherman is the managing member of Sunnyside, L.L.C. Each of Cohanzick High Yield Capital, L.P., Sunnyside L.L.C. and David K. Sherman may be deemed to beneficially own the 9% notes held by Cohanzick High Yield Partners, L.P. and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(8)	Cohanzick Offshore Advisors, LP, serves as the Investment Manager to Cohanzick Credit Opportunities Fund, Ltd. and David K. Sherman controls Cohanzick Offshore Advisors L.P.. Cohanzick Offshore Advisors, LP and David K. Sherman may be deemed to beneficially own the 9% notes held by Cohanzick Credit Opportunities Fund, Ltd. and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(9)	J. Ezra Merkin is the sole general partner of Gabriel Capital L.P. J. Ezra Merkin may be deemed to beneficially own the 9% notes held by Gabriel Capital L.P. and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(10)	Gabriel Capital Corporation is the Investment Advisor of Ariel Fund Ltd. and J. Ezra Merkin is the President and sole shareholder of Gabriel Capital Corporation. J. Ezra Merkin may be deemed to beneficially own the 9% notes held by Ariel Fund Limited and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(11)	Langley Capital, LLC is the general partner of Langley Partners, L.P. and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the 9% notes and the shares of common stock issuable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

(12)	Jeffrey Thorp may be deemed to beneficially own the 9% notes held by Jeffrey Thorp IRA Rollover and the shares of common stock reasonable upon conversion thereof and when issued, the shares of common stock issuable as interest on the 9% notes.

      All expenses incurred with the registration of the 9% notes and the shares of common stock owned by the selling securityholders will be borne by us; provided that we will not be obligated to pay any underwriting fees, discounts or commissions in connection with such registration.

Material Relationships with Asarco

      The shares of common stock covered by this prospectus were received by Asarco in exchange for our acquisition of silver assets and properties from Asarco on September 9, 1999. At the time of that initial acquisition, we entered into various agreements with Asarco governing our relationship. Under these agreements, Asarco has the right to request that we register its shares of our common stock under the Securities Act of 1933. We are registering the shares of common stock offered hereby by Asarco pursuant to Asarco’s exercise of such rights.

      In connection with Asarco’s exercise of its registration rights, we also entered into a side agreement with Asarco, dated January 6, 2003, to amend the various agreements previously entered into at the time of the initial acquisition of the shares. Under this side agreement, we agreed with Asarco as follows:

•	Termination of Director Rights. Asarco agreed to cause the directors that had been nominated by Asarco under the shareholders agreement between Asarco and the Company, namely Xavier Garcia de Quevedo Topete and Daniel Tellechea Salido, to resign from our board of directors. These resignations took place on January 7, 2003. Asarco also waived any right to nominate directors in the future.

•	Nature of Widely Distributed Public Offering. In connection with its initial acquisition of shares of our common stock, Asarco had previously agreed, pursuant to the transaction agreement between Asarco and the Company, that during the five years following such transaction it would not, without our prior consent, sell shares other than to an affiliate of Asarco or in a widely distributed public offering. Pursuant to the January 2003 side agreement, Asarco agreed that it will limit its sales of such shares so that no individual purchaser will purchase in excess of 500,000 shares.

•	Termination of Corporate Governance Rights. Under the shareholders agreement, we had agreed that, until Asarco holds less than 10% of our outstanding common stock, a number of specified actions by us would require the prior written consent of Asarco. These specified actions included, among others, (i) the approval of capital expenditure budgets and specified proposed borrowings or liens, (ii) any proposed liquidation, dissolution or bankruptcy proceeding, (iii) any material change in the nature of our business, (iv) specified issuances of equity, and (v) material amendment of our By-Laws or Articles of Incorporation or any increase in the number of directors above eleven. Pursuant to the January 2003 side agreement, Asarco agreed to waive its approval authority for any of these specified actions and we are no longer obligated to seek the prior approval of Asarco with respect to any such actions.

      We agreed under the January 2003 side agreement that we will use our best efforts to have the registration statement of which this prospectus constitutes a part declared effective.

      Under the shareholders agreement entered into in connection with Asarco’s initial acquisition of shares, Asarco agreed that without the consent of our board of directors, Asarco will not acquire common stock or other voting securities of Coeur, or any rights or options to buy any of such securities, if after any such acquisition, Asarco would own more than 20% of the total voting power of all outstanding voting equities securities of Coeur. This provision was not amended pursuant to the January 2003 side agreement and it remains in effect.

      Asarco was acquired by Grupo Mexico S.A. on November 17, 1999, subsequent to our entering into the shareholder agreement.

      Asarco, the prior lessee of Coeur’s Rochester mine, also has a net smelter royalty interest which is payable only when the market price of silver equals or exceeds $17.57 per ounce up to maximum rate of 5%. No royalties were required to be paid by Coeur during the three years ended December 31, 2001.

Material Relationships with Houlihan Lokey

      Houlihan, Lokey, Howard & Zukin (“Houlihan Lokey”) has performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The shares of common stock registered hereunder for resale by Houlihan Lokey were received by Houlihan Lokey in partial payment for financial advisory services provided to us in connection with the issuance of the 9% notes.

PLAN OF DISTRIBUTION

      The securities being offered by this prospectus may be sold by us or the selling securityholders:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us or the selling securityholders to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

      The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or the selling securityholders or from the purchasers of the securities. The selling securityholders and dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If the selling securityholders or such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

      Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

      If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

      If a dealer is used in the sale of the securities, we, the selling securityholders or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

      We and the selling securityholders may directly solicit offers to purchase the securities and we or the selling stockholder may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

      Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us and/or the selling securityholders to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

      Under the applicable registration rights agreement or shareholder agreement, we and the selling securityholders listed in this prospectus under the heading “Selling Securityholders” will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities. We have also agreed to identify any underwriters, brokers or dealers participating in the distribution of the 9% notes, and their officers and directors in connection therewith.

      Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

      Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

      Asarco has agreed with the Company that it will limit its sales of shares hereunder so that no individual purchaser will purchase in excess of 500,000 shares.

      In connection with the sales of the 9% notes or common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the 9% notes and the common stock in the course of hedging their positions. The selling securityholders may also sell short the 9% notes and common stock and deliver 9% notes and common stock to close out short positions, or loan or pledge the 9% notes or common stock to broker-dealers that, in turn, may sell such securities.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the 9% notes or common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the 9% notes or common stock offered by them pursuant to this prospectus or may decide not to sell 9% notes or common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the 9% notes or common stock by other means not described in this prospectus. Any 9% notes or common stock that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the 9% notes and common stock to the public by the selling securityholders other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

      The following is a summary of material United States federal income and estate tax considerations relating to the acquisition, ownership and disposition of the 9% notes and shares of our common stock by holders of the 9% notes acquiring the 9% notes pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

      This summary assumes that the 9% notes and any shares of our common stock are held as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations that may be relevant to holders in light of their particular circumstances, or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	financial institutions;

•	holders whose “functional currency” is not the U.S. dollar;

•	persons that will hold the 9% notes or our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the 9% notes or our common stock under the constructive sale provisions of the Code.

      If a partnership holds 9% notes or our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the particular tax consequences of holding 9% notes through a partnership. If you are a partner of a partnership holding our 9% notes, you should consult your tax advisor.

      THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

      The following is a summary of the material United States federal income tax consequences that will apply to you if you are a U.S. holder of the 9% notes. Certain consequences to “non-U.S. holders” of the 9% notes are described under “— Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a 9% note that is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Stated Interest

      We intend to take the position that the stated interest on the 9% notes constitutes qualified stated interest and generally will be taxable to you as ordinary income at the time it is paid or accrues in accordance with your regular method of accounting for tax purposes. Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single rate that appropriately takes into account the length of intervals between payments.

Original Issue Discount

      The 9% notes were originally issued at a discount from their stated principal amount. As such, the 9% notes are treated as having original issue discount for United States federal income tax purposes. In general, you must include original issue discount in income (as ordinary interest income) before receipt of the cash or other payment attributable to such income, regardless of your regular method of tax accounting.

      The aggregate amount of original issue discount on a note is equal to the excess of a note’s “stated redemption price at maturity” over its “issue price.” The stated redemption price at maturity of a note will include all payments on the note other than payments of qualified stated interest. The issue price of a note is the first price at which a substantial amount of the notes were sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers).

      If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules may require a holder to accrue interest income at a rate higher than the rates described in this section and require the holder to treat as ordinary income, rather than capital gain, any gain recognized on the disposition of a note before the resolution of the contingencies. See “ – Conversion of the 9% Notes.” In certain circumstances, holders of the 9% notes may receive payments in excess of stated principal and interest, and/or the timing of certain payments may vary. For example, if we elect to convert the 9% notes automatically, if a holder voluntarily converts a 9% note, or if we elect to redeem the 9% notes, each holder would be entitled to receive upon conversion or redemption a payment which may be in excess of stated principal and interest. Similarly, if we elect to make an interest payment in stock rather than cash, each holder would be entitled to receive stock whose fair market value may be in excess of stated interest. We do not believe that the 9% notes should be treated as contingent payment debt instruments because of these potential payments since the contingent amount thereof likely would be incidental. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the 9% notes as contingent payment debt instruments, and the discussion in this summary reflects this position. Because of the relative lack of authority on the application of the above special rules to contingent payment debt instruments, the federal income tax consequences of the additional payments are uncertain. The 9% notes could be treated as contingent payment debt instruments, with the consequences described above. If the 9% notes are not treated as contingent payment debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders may be required to recognize income or gain upon receipt of a contingent payment. Holders should consult their own tax advisors with respect to these additional payments.

      The amount of original issue discount includible in income by you is the sum of the “daily portions” of original issue discount with respect to the 9% notes for each day during the taxable year or portion of the taxable year in which you hold the notes. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the original issue discount allocable to that accrual period. The amount of original issue discount allocable to any accrual period is equal to:

•	the product of the note’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period, and properly adjusted for the length of the accrual period), less

•	the qualified stated interest allocable to such period.

      The adjusted issue price of a note at the beginning of any accrual period is equal to its issue price increased by the aggregate amount of original issue discount previously accrued on the note for all prior accrual periods and decreased by any payments, other than payments of qualified stated interest, made on the 9% notes on or before the first day of the accrual period. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the 9% notes and the notes’ adjusted issue price at the beginning of the final accrual period.

      Under the foregoing rules, you will be required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Your tax basis in the 9% notes will be increased by the amount of original issue discount you include in gross income and will be decreased by the amount of any payments you receive with respect to the 9% notes, other than payments of qualified stated interest.

      We will provide certain information to the IRS and will furnish annually to record U.S. holders of the 9% notes (other than certain exempt holders, including, in particular, corporations) information with respect to the original issue discount accruing on the 9% notes during the taxable year.

Market Discount

      If you acquire the note for an amount that is less than its adjusted issue price (as defined above in “— Original Issue Discount”), the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than  1/4 of one percent of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of the acquisition.

      If you purchase a 9% note with market discount, you generally will be required to treat any principal payment, any payment that is not qualified stated interest, or any gain upon the sale, exchange or retirement (including redemption or repurchase) of a 9% note, as ordinary income to the extent of the accrued market discount on the note that you have not previously included in gross income. If you dispose of the note in certain otherwise non-taxable transactions, you will be required to include accrued market discount in gross income as if you had sold the note at its then fair market value. If a 9% note with accrued market discount that has not previously been included in gross income is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in gross income generally will be taxable as ordinary income upon disposition of the common stock received upon conversion. You may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry a 9% note with market discount.

      In general, any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue under a constant yield method. You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield method), rather than on disposition of the note, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in gross income on an accrual basis, once made, applies to all market discount obligations you acquire on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. Your tax basis in the 9% notes will be increased by the amount of any market discount included in your gross income under such an election.

     Amortizable Bond Premium

      If you purchase a 9% note for an amount that, when reduced by the value of the conversion feature, is in excess of the sum of all amounts payable on the note other than payments of qualified stated interest, you will be considered to have purchased the note at a “premium.” The value of the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature (determined under any reasonable method). If you purchase a 9% note at a premium, you will not be required to include any original issue discount in gross income. If the amount of premium exceeds the amount of original issue discount on the note, the excess will be treated as “amortizable bond premium” and you may elect to amortize the bond premium as an offset to qualified stated interest, using a constant yield method similar to that described above under “— Original Issue Discount” over the remaining term of the note, subject to special rules that apply to debt instruments with early call dates. If you elect to amortize bond premium, your tax basis in the note will be reduced by the amount of allowable amortization. The election to amortize bond premium applies to all taxable debt obligations you hold during or after the taxable year for which you make the election, and is irrevocable without the consent of the IRS.

     Acquisition Premium

      If you have an adjusted basis in a 9% note immediately after its purchase that is (i) less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest and (ii) greater than the note’s adjusted issue price (as described above under “— Original Issue Discount” ), the amount of the difference described in clause (ii) is treated as “acquisition premium” for United States federal income tax purposes. If you have purchased a 9% note with original issue discount at an acquisition premium, you may reduce the amount of original issue discount otherwise includible in your gross income during any day in an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted tax basis of the note immediately after its acquisition over the adjusted issue price of the note. The denominator of the fraction is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, you may elect to compute original issue discount accruals by treating the purchase as a purchase at original issuance and using the constant yield method described above.

     Election to Treat All Interest as Original Issue Discount

      You may elect to include in gross income all interest that accrues on a 9% note, including stated interest, market discount and original issue discount (as adjusted by any premium), by using the constant yield method described above under “— Original Issue Discount.” Such an election for a 9% note with amortizable bond premium results in a deemed election to amortize bond premium for all taxable debt instruments you own and later acquire with premium, and may be revoked only with the permission of the IRS. Similarly, such an election for a 9% note with market discount results in a deemed election to accrue market discount in income currently for such note and for all other debt instruments you acquire with market discount on or after the first day of the taxable year to which such election first applies, and may be revoked only with the permission of the IRS. Your tax basis in a 9% note is increased by each accrual of the amounts treated as original issue discount under the constant yield election described in this paragraph.

      The rules regarding market discount, and amortizable bond premium and acquisition premium are complex, and you should consult your own tax advisors regarding these rules.

     Sale, Exchange or Disposition of 9% Notes

      Except as provided below under “— Conversion of the 9% Notes,” you will generally recognize gain or loss upon the sale, exchange or other taxable disposition (including redemption or repurchase) of a 9% note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any stated interest not previously included in income, which will be taxable as ordinary interest income, and amounts attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and your adjusted tax basis in the note. Your adjusted tax basis in a 9% note generally will equal the amount you paid for the note increased by original issue discount and market discount previously included in income in respect of the note, and reduced by payments received in respect of the note other than payments of qualified stated interest. Subject to the discussion above under “— Market Discount,” any gain or loss you recognize on a taxable disposition of the note generally will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

     Conversion of the 9% Notes

      Your conversion of a 9% note into common stock generally will not be a taxable event, except to the extent of payments of interest that you have not yet included in gross income, and except that the receipt of cash in lieu of a fractional share of common stock will result in the recognition of gain or loss (measured by the difference between the cash received in lieu of the fractional share and your adjusted tax basis in the fractional share).

      Your initial tax basis in common stock received upon a conversion of a 9% note will be the same as your adjusted tax basis in the note at the time of conversion, reduced by any tax basis allocated to a fractional share. Your holding period for the common stock received upon conversion of a 9% note will include your holding period for the converted note.

      As noted above, if we elect to convert the 9% notes automatically, or if a holder elects to convert the holder’s 9% notes, the tax consequences of the additional payment that the holder would receive are unclear. The holder could be required to recognize income or gain on the receipt of the additional payment. Finally, the application to the 9% notes of the special rules for contingent payment debt instruments could affect the United States federal income tax consequences of a conversion of the 9% notes. If those special rules apply to the 9% notes, their effect on a conversion of the 9% notes is uncertain. Under one reading of the rules, conversion of the 9% notes would be a taxable event requiring the holders to recognize gain or loss. We do not believe, however, that the 9% notes should be treated as contingent payment debt instruments, and we will not treat them as such for purposes of filing tax or information returns with the IRS. See “— Interest — Original Issue Discount” above.

     Adjustments of the Conversion Ratio

      The terms of the 9% notes allow for changes in the conversion rate of the 9% notes in certain circumstances. See “Description of 9% Notes — Adjustments to Conversion Price and Rate.” Changes in conversion rate could be treated as a constructive stock distribution if the changes have the effect of increasing your proportionate interest in our earnings and profits. You would be taxable on such a constructive stock distribution even though you would not actually receive any cash or other property. A constructive stock distribution could occur, for example, if the conversion rate is adjusted to compensate holders of 9% notes for distributions of cash or property to our stockholders. By contrast, changes in the conversion rate will not be treated as a constructive stock distribution if the changes have the effect of preventing the dilution of your interest pursuant to the application of a bona fide, reasonable adjustment formula. Any constructive stock distribution resulting from a change to, or a failure to change, the conversion rate would be treated like a distribution paid in cash or other property and would be includible in your income in the manner described under “— Dividends on Common Stock” below.

     Dividends on Common Stock

      If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of shares of our common stock that you hold, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment up to your basis in such common stock, and any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim, in certain circumstances, a deduction for a portion of any distribution received from us that is considered a dividend.

     Sale or Other Disposition of Common Stock

      You will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. In general, if you are an individual and your holding period for the stock is more than one year at the time of the disposition, such capital gain will be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

     Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments on the 9% notes and on our common stock and the proceeds of sale of a 9% note or our common stock unless you are an exempt recipient (such as a corporation). A backup withholding tax at the applicable rate will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that you are subject to backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders

      The following is a summary of the material United States federal income and estate tax consequences that will apply to you if you are a non-U.S holder of 9% notes. The term “non-U.S. holder” means a beneficial owner of a 9% note that is not a U.S. holder.

      Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

     Payment of Interest

      Subject to the discussion below concerning backup withholding, the 30% United States federal withholding tax will not apply to any payment to you of principal or interest on a 9% note, including original issue discount, by us or any paying agent, provided that all of the following conditions are met:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on a 9% note is described in section 881(c)(3)(A) of the Code;

•	either (a) you provide your name and address, and certify to us or our paying agent, under penalties of perjury, that you are not a United States person or (b) a custodian, broker, nominee or other intermediary acting as your agent (such as a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business) holds the note on your behalf and certifies to us or our paying agent, under penalties of perjury, that it has received such a statement from the beneficial owner of the 9% notes, or from another qualifying financial institution intermediary, and provides a copy of the statement to us or our paying agent. The foregoing certification may be provided on a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor forms. If you hold your 9% notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations; and

•	neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption are, in fact, not satisfied.

      Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty and neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption or reduction are, in fact, not satisfied or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

      If you are engaged in a trade or business in the United States and interest and original issue discount on a 9% note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest and original issue discount on a net income basis (although exempt from the 30% withholding tax, provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest and original issue discount will be included in your earnings and profits.

     Sale, Exchange or Disposition of 9% Notes or Common Stock

      You generally will not be subject to United States federal income tax (i) upon conversion of a 9% note into shares of common stock (except with respect to a cash payment in respect of a 9% note that does not qualify for the portfolio interest exemption described under “— Payment of Interest” above and that has not previously been included in income), or (ii) on gain realized upon the sale, exchange or other taxable disposition of a 9% note (except with respect to amounts attributable to interest, which would be taxable as described above) or common stock unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are, or have, at any time during a prescribed time period, been a United States real property holding corporation (“USRPHC”) and the rules of the Foreign Investment in Real Property Tax Act, referred to as FIRPTA (described below), apply to your disposition of the 9% notes or common stock.

      A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. Any non-U.S. holder described in these bullet points should consult their own tax advisors as to the U.S. federal income tax consequences of the sale, exchange or other disposition of a 9% note or shares of our common stock.

      We believe that we are currently, and expect to continue to be, a USRPHC. Accordingly, the FIRPTA rules would apply to a disposition by a non-U.S. holder of the 9% notes or the common stock into which the 9% notes are convertible, if the 9% notes or common stock constitute a “U.S. real property interest” in the hands of the non-U.S. holder. Assuming our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest in the hands of a non-U.S. holder only if that non-U.S. holder owned, directly or indirectly, more than five percent of our common stock within five years before the holder’s disposition of the common stock (or, if shorter, such holder’s holding period), and our 9% notes will constitute a U.S. real property interest only if either (a) the 9% notes are regularly traded on an established securities market and the holder owned more than five percent of the 9% notes within five years before the holder’s disposition of the 9% notes, or (b) the 9% notes are not regularly traded and on the date the holder acquired the 9% notes they had a fair market value greater than five percent of the aggregate value of our outstanding common stock. If all of these conditions were met, and if the FIRPTA rules applied to a disposition of 9% notes or common stock, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and, thus, would be subject to U.S. federal income tax. In addition, FIRPTA withholding at a 10% rate may be applicable to a non-U.S. holder’s disposition of 9% notes or the common stock into which the 9% notes are convertible. Assuming our common stock is regularly traded on an established securities market, a non-U.S. holder generally will not be subject to FIRPTA withholding on a sale or other disposition of common stock. In the case of a sale or other disposition of 9% notes, if the 9% notes are regularly traded on an established securities market, a holder generally will not be subject to FIRPTA withholding. If the 9% notes are not so regularly traded, a non-U.S. holder will be subject to FIRPTA withholding if on the date the holder acquired such notes they had a fair market value greater than 5% of the aggregate value of our outstanding common stock. We believe that the common stock will be treated as regularly traded on an established securities market. We cannot anticipate whether the 9% notes will be so traded.

Dividends; Adjustments of the Conversion Ratio

      Any dividends paid to you with respect to our common stock received on conversion of a 9% note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion of the 9% notes, see “— Consequences to U.S. Holders — Adjustments of the Conversion Ratio” above) will be subject, in general, to U.S. federal withholding tax at a 30% rate (subject to reduction under an applicable income tax treaty) unless the dividend is effectively connected with a trade or business conducted within the United States, in which case the dividend would be taxable on a net income basis at the graduated rates applicable to U.S. persons. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

United States Federal Estate Tax

      A 9% note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Shares of our common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual’s estate for United States federal estate tax purposes, unless an applicable United States estate tax treaty provides otherwise.

      Prospective non-U.S. holders who are individuals should be aware that there have been recent amendments to the United States federal estate tax rules, and such persons should consult with their tax advisors before considering an investment in the 9% notes.

Backup Withholding and Information Reporting

      If you are a non-U.S. holder, you may have to comply with specific certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements with respect to payments of principal and interest on the 9% notes. In addition, we must report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

      Backup withholding will generally not apply to payments of dividends made by us to a non-U.S. holder of common stock if the holder has provided its TIN or the required certification that it is not a United States person as described above under “— Payment of Interest.” Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a United States person.

      Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of 9% notes or shares of common stock effected outside the United States by a foreign office of a foreign broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for United States federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

      Payments of the proceeds of a disposition of 9% notes or shares of common stock effected by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against the non-U.S. holder’s United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

      The legality of the 9% notes and debt securities offered hereby will be passed upon for us by Gibson, Dunn & Crutcher, LLP, Los Angeles, California. The legality of the common stock, preferred stock and warrants offered hereby will be passed upon for us by William F. Boyd.

EXPERTS

      The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS

      On July 22, 2002, we dismissed our independent public accountants, Arthur Andersen LLP, and retained KPMG LLP to act as our independent auditors. Arthur Andersen had been our independent public accountants since 1999. In connection with Arthur Andersen’s audit of the consolidated financial statements for the fiscal years 1999, 2000, and 2001, and in connection with the subsequent period up to their dismissal, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, nor any reportable events. Arthur Andersen’s report on our consolidated financial statements for the fiscal years ended December 31, 1999, 2000, and 2001 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles, except that Arthur Andersen’s report dated February 15, 2002 stated that the financial statements included in our annual report on Form 10-K for the year ended December 31, 2001 had been prepared assuming that we will continue as a going concern. The decision to change auditors was unanimously approved by our board of directors, including all of the members of our audit committee. Prior to the dismissal of Arthur Andersen, we had not consulted with KPMG on any accounting matters. KPMG has reviewed the disclosure contained in this section of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; The Woolworth Building, 233 Broadway, New York, New York 10279; and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus. This is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference “information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Current Report on Form 8-K filed on February 27, 2003; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

      We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing such documents.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary

Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

      Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.